Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended
	March 31,
(In thousands, except per-share amounts)	2006	2005

Net loss	$(9,609)	$(9,093)
Less preferred dividends	(1,560)	(1,560)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	—

Net loss applicable to common shareholders	$(11,948)	$(10,653)

Basic loss per share:
Weighted-average common shares outstanding	48,024	47,524

Net loss	$(.25)	$(.22)

Diluted loss per share:
Weighted-average common shares outstanding (a)	48,024	47,524

Net loss	$(.25)	$(.22)

(a)	In 2005, the 57.1 million common shares into which the 6% Series B Convertible Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share, as are potentially dilutive restricted shares in both 2006 and 2005.

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